UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 000-50351
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Genesis HealthCare Corporation Union 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Genesis HealthCare Corporation
101 East State Street
Kennett Square, PA 19348
(610) 444-6350
Genesis HealthCare Corporation Union 401(k) Plan Financial Statements, Supplemental Schedule and Exhibits.
The following plan financial statements, schedules and reports, have been prepared in accordance with the financial reporting requirements of ERISA.

Items 1 – 3: Not applicable under ERISA filing.
Item 4: Financial Statements and Exhibits.

GENESIS HEALTHCARE CORPORATION UNION 401(k) PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits, December 31, 2006 and 2005	2
Statements of Changes in Net Assets Available for Benefits, Years ended December 31 2006 and 2005	3
Notes to Financial Statements	4
Supplemental Schedule:
1 Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2006	10

Exhibits:
23 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Pension Committee and the Participants
Genesis HealthCare Corporation Union 401(K) Plan:
We have audited the accompanying statements of net assets available for benefits of the Genesis HealthCare Corporation Union 401(K) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.
/s/ KPMG LLP
Philadelphia, Pennsylvania
June 29, 2007

GENESIS HEALTHCARE CORPORATION UNION 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Investments, at fair value	$8,325,857	7,797,429
Employer’s contributions receivable	10,565	32,095
Participant contributions receivable	36,464	42,808
Participant loans	712,462	649,458

Total assets at fair value	9,085,348	8,521,790

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	18,644	20,350

Net assets available for benefits	$9,103,992	8,542,140

See accompanying notes to financial statements.

GENESIS HEALTHCARE CORPORATION UNION 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Interest and dividends	$266,932	181,687
Net appreciation in fair value of investments	620,803	319,285
Contributions:
Employer	311,331	291,157
Participants	850,161	894,791
Rollovers	23,265	—
Transfers from affiliated plans	135,081	26,849

Total additions	2,207,573	1,713,769

Deductions from net assets attributed to:
Benefit payments	1,159,045	813,214
Administrative expenses	48,154	41,833
Transfers to affiliated plans	438,522	213,160

Total deductions	1,645,721	1,068,207

Net increase	561,852	645,562

Net assets available for benefits:
Beginning of year	8,542,140	7,896,578

End of year	$9,103,992	8,542,140

See accompanying notes to financial statements.

(1)	Description of the Plan

The following description of the Genesis HealthCare Corporation Union 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for more complete information.
(a)	General

The Plan is a defined contribution savings plan that permits voluntary employee contributions that are matched, in part, by Genesis HealthCare Corporation (the Company). Employees of the Company covered by collective bargaining agreements that call for participation in the Plan are eligible for participation in the Plan on the first day of January or July following one year of service and 1,000 hours. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan trustee is Wachovia Bank N.A. (see also note 8 – Party-in-Interest Transactions).

(b)	Contributions

Each eligible employee may elect to participate in the Plan and make contributions to the Plan through salary deductions in an amount not less than 1% and not in excess of 50% of such participant’s compensation, as defined in the Plan, in any calendar year. The Company matches 50% of the participant’s pretax contributions up to 6% of such participant’s compensation.

Notwithstanding any other provision of the Plan, the total pretax contribution made to the Plan by any participant may not exceed $15,000 and $14,000 for 2006 and 2005, respectively. In addition, each eligible participant who has attained age 50 before the close of the plan year is eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. For 2006 and 2005, the catch-up contribution limitation was $5,000 and $4,000, respectively.

(c)	Participant Accounts

Although plan assets are collectively invested, records are maintained for each participant’s individual account. Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d)	Vesting

Participants are immediately vested in their pretax contributions plus actual earnings and losses thereon. Vesting in the Company’s matching contributions and earnings and losses thereon is based upon years of continuous service as follows:

Percentage
Years of service	vested
Less than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

(e)	Payment of Benefits

Normal and deferred retirement benefits, disability benefits, and vested benefits are distributed as lump-sum or in approximately equal installments over a period of years not to exceed the life expectancy of the participant and his or her designated beneficiary.

Death benefits are paid as a single-sum or in installments over a period not to exceed five years, pursuant to the participant’s written election on forms provided by the Company.

Nonvested benefits that are subsequently forfeited may be used by the Company to reduce future matching contributions.

(f)	Transfers

Participants are able to transfer assets between the Plan and other Genesis HealthCare Corporation sponsored plans barring eligibility restrictions of those plans.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Financial Statement Preparation

The Plan’s financial statements are prepared on the accrual basis of accounting.

(b)	Investment Valuation

Investments in common collective trust funds and certain Trustee sponsored mutual funds (collectively, common funds) are stated at estimated fair values, which have been determined based on the unit or share values of the funds. Unit or share values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units or shares outstanding at year-end. The fair values of the underlying investments of these funds are based upon quoted market prices.

Investments in mutual funds are stated at fair value based upon quoted market prices.

Certain of the underlying investments of the common funds and mutual funds are in guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. Synthetic GICs are portfolios of securities owned by the respective funds with wrap contracts that guarantee a fixed or variable rate for the term of the contracts. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments.

Investments in unitized common stock funds (common stock funds) are reported at fair value based upon quoted asset values of shares of the fund. As of December 31, 2006 and 2005, the common stock fund held shares of common stock of Genesis HealthCare Corporation (Company common stock) and a money market or cash account. The shares of Company common stock held are stated at fair value based upon the closing sales price of the common stock at year-end. The money market account is stated at its estimated fair value, which as of December 31, 2006 and 2005 was $3,540 and $2,109, respectively.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Administrative Expenses

Company personnel perform various administrative services for the Plan, including maintenance of participant records. Plan expenses are paid by the Company, on a noncompensatory basis, with the exception of trustee fees and asset manager fees, which are paid for by the Plan.

(e)	Benefits to Participants

Benefit payments to participants are recorded upon distribution.

(f)	Forfeitures

Forfeitures of nonvested Company contributions are used to offset such future match contributions.

(g)	New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.
(3)	Forfeitures

The employer contributions for the 2006 and 2005 plan years were made on a monthly basis, and were offset by nonvested forfeiture accounts. As of December 31, 2006 and 2005, forfeiture accounts used for the reduction of such employer contributions were $15,610 and $26,364, respectively.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, all participants become fully vested in the Company’s matching contributions.

(5)	Investments

A participant may direct contributions in any of the investment options, excluding those funds designated as Advice Track, in increments of 1%. Participants have the option to direct their investments to the Advice Track product whereby the Trustee manages the mix of investments on the participants’ behalf via those funds designated as Advice Track investments.

The following presents the investment balances at fair value at December 31, 2006 and 2005:

	December 31,
	2006		2005
American Century Small Company Fund for Advice Track	$16,978		96,114
American Century Small Company Fund/ADV	70,264		21,743
American Funds Growth Fund of America	1,168,631	*	1,147,373	*
Alger Small Cap Fund for Advice Track	1,067		—
Artisan Small Cap Fund for Advice Track	—		1,107
Blackrock Large Cap Value Fund	54,627		33,807
Dreyfus Mid Cap Index Fund	84,917		122,092
Evergreen Emerging Market Growth Fund I for Advice Track	—		14,575
Evergreen International Bond Fund I for Advice Track	36,283		50,893
Evergreen International Equity Fund I for Advice Track	54,327		72,904
Evergreen Strategic Growth Fund I for Advice Track	78,222		119,348
Federated Capital Preservation Fund +	1,836,207	*	1,789,939	*
Harbor Small Cap Value Fund for Advice Track	8		8,084
Lazard Emerging Markets Fund for Advice Track	10,143		—
Pimco High Yield Fund I for Advice Track	114,642		84,845
Pimco Real Return Fund for Advice Track	94,938		—
T. Rowe Price Equity Income Fund for Advice Track	145,667		172,257
T. Rowe Price Real Estate for Advice Track	6,052		—
Templeton Growth Fund	649,818	*	584,198	*
The Boston Company Small Cap Value Fund for Advice Track	10,677		—
Thornburg International Value Fund	23,557		31,052
Vanguard Wellington Fund	1,395,109	*	1,074,975	*
Wachovia Diversified Bond Group Trust Fund	865,155	*	942,951	*
Wachovia Diversified Bond Group Trust Fund for Advice Track	197,269		211,536
Wachovia Enhanced Stock Market Fund	1,272,301	*	1,112,797	*
Wachovia Enhanced Stock Market Fund for Advice Track	30,135		56,926
Wachovia Stable Investment Fund for Advice Track ++	43,517		7,116
Genesis HealthCare Corporation Stock Fund	65,346		40,797

	$8,325,857		7,797,429

*	Represents 5% or more of the net assets of the Plan.

+	Represents fair value. Contract value is $1,854,570 and $1,810,289 at December 31, 2006 and 2005, respectively.

++	Represents fair value. Contract value at December 31, 2006 is $43,798.

During 2006 and 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $620,803 and $319,285, respectively, as follows:

	2006	2005
Mutual Funds	$368,091	214,730
Common Funds	240,719	95,353
Common Stock Funds:
Genesis HealthCare Corporation Stock Fund	11,993	8,500
NeighborCare Stock Fund	—	702

	$620,803	319,285

(6)	Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated February 2, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Loan Fund

Employees may borrow a minimum of $1,000 and a maximum of 50% of their vested balance in the Plan, up to a maximum of $50,000. Such loans, upon approval by the Company, are generally repaid through payroll deductions over a period not to exceed five years and bear interest at prime rate at the date of the loan. Interest rates range from 4.0% to 9.5% as of December 31, 2006 and 2005.

(8)	Party-in-Interest Transactions

Plan investments in the American Century Small Company Fund for Advice Track, the Alger Small Cap Fund for Advice Track, the Artisan Small Cap Fund for Advice Track, The Boston Company Small Cap Value Fund for Advice Track, the Evergreen Emerging Markets Growth Fund I for Advice Track, the Evergreen International Bond Fund I for Advice Track, the Evergreen International Equity Fund I for Advice Track, the Evergreen Strategic Growth Fund I for Advice Track, the Harbor Small Cap Value Fund for Advice Track, the Lazard Emerging Markets Fund for Advice Track, the Pimco High Yield Fund I for Advice Track, the Pimco Real Return Fund for Advice Track, the T. Rowe Price Equity Income Fund for Advice Track, the T. Rowe Price Real Estate Fund for Advice Track, the Wachovia Diversified Bond Group Trust Fund, the Wachovia Diversified Bond Group Trust Fund for Advice Track, the Wachovia Enhanced Stock Market Fund, the Wachovia Enhanced Stock Market Fund for Advice Track, and the Wachovia Stable Investment Fund for Advice Track are shares of funds managed by Wachovia Bank N.A. (Wachovia), the trustee. These transactions qualify as party-in-interest transactions.

Plan investments in the Genesis HealthCare Corporation Stock Fund invest in shares of the Plan sponsor’s publicly traded stock. These transactions qualify as party-in-interest transactions.

The Plan incurred $46,857 and $39,593 of administrative fees for Wachovia’s trustee and record-keeping services in 2006 and 2005, respectively, which are included in administrative expenses in the statements of changes in net assets available for benefits. Of these fees, $25,993 and $20,384 in 2006 and 2005, respectively, are funded through payments from mutual funds managed by companies that are not considered parties-in-interest. These receipts are reflected as interest income and dividends in the statements of changes in net assets available for benefits. These transactions qualify as party-in-interest transactions.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as of December 31, 2006 and 2005, from the financial statements to the Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$9,103,992	8,542,140
Employer and participant receivables	(47,030)	(74,903)

Net assets available for benefits per the Form 5500	$9,056,963	8,467,237

The following is a reconciliation of contributions for the years ended December 31, 2006 and 2005 from the financial statements to the Form 5500:

	2006	2005
Employee and employer contributions per the financial statements	$1,161,492	1,185,948
Change in employer and participant receivables	27,873	(43,759)

Employee and employer contributions per the Form 5500	$1,189,366	1,142,189

(10)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(11)	Plan Amendments

As of December 2006, the Plan adopted the final 401(k) amendments required by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The EGTRRA provided that certain disqualifying provisions of the Plan were to be amended, and that remedial amendment period was extended to not end before the end of the Plan year ended December 31, 2005. Additionally, the Plan adopted the expanded safe-harbor reasons for hardship disbursements released by the Internal Revenue Service which now include the funeral expenses of parent, spouse or child or other dependents, and certain approved expenses related to necessary repairs to a participant’s primary residence.

(12)	Subsequent Event

The Company announced on May 30, 2007 that its shareholders had approved a buyout offer of $69.35 per share from Formation Capital LLC and JER Partners. That transaction is expected to close in July 2007 and will not have a significant impact to the Plan other than that the Company Stock Fund will no longer be an investment option for participants.

Schedule 1
GENESIS HEALTHCARE CORPORATION UNION 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

	Description of	Shares or	Current
Identity of issue	investments	face amount	value
American Century Small Company Fund for Advice Track *	Fund	1,297	$16,978
American Century Small Company Fund / ADV	Fund	7,184	70,264
American Funds Growth Fund of America	Fund	36,013	1,168,631
Alger Small Cap Fund for Advice Track *	Fund	93	1,067
Blackrock Large Cap Value Fund	Fund	2,890	54,627
Dreyfus Mid Cap Index Fund	Fund	2,903	84,917
Evergreen International Bond Fund I for Advice Track *	Fund	3,104	36,283
Evergreen International Equity Fund I for Advice Track *	Fund	2,660	54,327
Evergreen Strategic Growth Fund I for Advice Track *	Fund	6,011	78,222
Federated Capital Preservation Fund +	Fund	144,439	1,836,207
Harbor Small Cap Value Fund for Advice Track *	Fund	1	8
Lazard Emerging Markets Fund for Advice Track *	Fund	770	10,143
Pimco High Yield Fund I for Advice Track *	Fund	8,841	114,642
Pimco Real Return Fund for Advice Track *	Fund	9,608	94,938
T. Rowe Price Equity Income Fund for Advice Track *	Fund	9,283	145,667
T. Rowe Price Real Estate for Advice Track *	Fund	540	6,052
Templeton Growth Fund	Fund	25,324	649,818
The Boston Company Small Cap Value Fund for Advice Track *	Fund	940	10,677
Thornburg International Value Fund	Fund	827	23,557
Vanguard Wellington Fund	Fund	43,019	1,395,109
Wachovia Diversified Bond Group Trust Fund *	Fund	20,596	865,155
Wachovia Diversified Bond Group Trust Fund for Advice Track *	Fund	17,869	197,269
Wachovia Enhanced Stock Market Fund *	Fund	12,810	1,272,301
Wachovia Enhanced Stock Market Fund for Advice Track *	Fund	1,994	30,135
Wachovia Stable Investment Fund for Advice Track * ++	Fund	3,959	43,517
Genesis HealthCare Corporation Stock Fund *	Stock fund	3,163	65,346

Total marketable investement at fair value			8,325,857
Participant loans (interest rates range from 4.00% to 9.50%) *	Loan agreements		712,462

Total investments			$9,038,319

*	Party-in-interest transactions.

+	Represents fair value. Contract value at December 31, 2006 is $1,854,570.

++	Represents fair value. Contract value at December 31, 2006 is $43,798.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.
GENESIS HEALTHCARE CORPORATION UNION 401(k) PLAN
(Name of Plan)
Date: June 29, 2007

By:	/s/ Arthur T. Locilento, Jr.

Arthur T. Locilento, Jr.,
Sr. Vice President, Human Development
Genesis HealthCare Corporation

EXHIBIT INDEX
Item
23	Consent of Independent Registered Public Accounting Firm